Mr. Daniel L. Gordon
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: AmeriResource Technologies, Inc.
    Form 10KSB for the year ended December 31, 2004
    Filed April 15, 2005
    File No. 0-20033

Dear Mr. Gordon:

We have received your letter dated December 8, 2005, containing additional comments regarding the above document.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is our responsibility. We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing. We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The following are our answers to your comments, numbered to correspond to your comments.

Form l0-KSB

Consolidated Statement of Operations, page F-5.

     1. We have reviewed your response to comment 1. Please provide us with your proposed revised disclosure so we can determine if we have any further comment.

RESPONSE:

Our proposed disclosure for revenue recognition is "The Company recognized revenue on the accrual basis of accounting. It recognized income as earned, and expenses as incurred."

Consolidated Statement of Shareholder's Equity, page F-6

     2. We have reviewed your response to comment 4. Provide us with the entry that was recorded to record those additional outstanding shares. We do not understand how rounding and fractional share adjustments resulted in an understatement of issued shares in the amount of 2.2 million shares. This represents over 7% of the shares outstanding at December 31, 2004 and well over 100% of the shares outstanding at December 31, 2002. Tell us who owns these additional shares. This would also result in a correction of an error and you are required to restate prior periods.

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RESPONSE:

We have conducted several reverse stock splits over the past several years. The company, and its auditors during those periods, recalculated the stock and paid-in capital by dividing the outstanding stock by the amount of the various reverse splits (for example 1 for 100 in 2002, and 1 for 40 in 2004). However, the transfer agent has fractional shares, and blocks of stock that doesn't divide evenly. Per the corporate resolution authorizing the splits, fractional share were to be rounded up. For example, an investor with 37 shares before the 1 for 40 reverse split would end up with one share. That example would reflect a 7.5% change, (37 divided by 40 would be a 7.5% change). Indeed, an investor with 5 shares before the reverse split would end up with one share post reverse split.

The transfer agent issues stock to the various brokerage houses based on the brokerage house calculations. In reconciling the stock accounts of the company with the transfer agent, it became apparent that the fractional shares multiplied over the numerous brokerage houses and stock clearing houses, and tens of thousands of investors (over 25,000 shareholders during the reverse period) resulted in an adjustment of about 7% at December 31, 2004. The company did not pay cash for fractional shares, and partial shares were not issued. Therefore, an adjustment was necessary to reconcile the company books to the actual outstanding shares per the stock transfer agent.

The adjustment occurred during the period ended December 31, 2004. This was due primarily to the 1 for 40 reverse split that took place in 2004, and the cumulative effect of the 1 for 100 reverse split from 2002.

Consolidated Statement of Cash flows, page F-7

     3. We have reviewed comments 5-7 and 16. Please provide us with your proposed revised disclosure so we can determine if we have any further comments.

RESPONSE:

We propose to amend the Consolidated Statement of Cash Flows to reflect the adjustments pursuant to your comments 5-7 and 16. Several items in the Statement of Cash Flows have been combined, and/or netted. We propose to separate each item out to make the statement more readable.

Nature of Business and Business Combinations, page F-8

     4. We have read and reviewed your response to comment 11. You appear to indicate that you sold this investment during 2004 and are going to restate the financial statements to reflect this transaction. Please tell us whether you held an interest in Eagle Rider at December 31, 2004 and if not why have you not recorded the sale of this investment. If you still own this investment at December 31, 2004 please respond to our original comment in its entirety.

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RESPONSE:

Before the issuance of the December 31, 2004 financial statements, the company had offered to sell its 40% investment in the Eagle Rider Franchises to an interested buyer (the 60% owner) for the sum of $71,500. The actual sale didn't take place until 2005. Because of a change in the business environment, and a change in financing options, the company determined that the 40% investment was worth $71,500. The 60% owner had offered to pay $71,500 for the 40% interest, and the company had accepted the offer. Accordingly, the company recorded the investment at $71,500 on its December 31, 2004 financial statements to reflect its actual value at the time. The company did not record the equity in earnings or losses in the income statement because the information was not available, and management felt this could be misleading.

      5. We have reviewed your response to comment 12 and we reissue our comment. Your response does not appear to relate to the comment that was issued. Sales, gross profit, net income (loss) from continuing operations and net income must be disclosed for equity invested, which constitute 20% or more of a registrant's consolidated assets, equity or income from continuing operations.

RESPONSE:

When the company entered into negotiations to purchase the Eagle Rider franchises, the company intended to purchase 100% of the concern, audit its books, and include its financial information on its consolidated financials at December 31, 2004. By year end, the company determined that the Eagle Rider franchise was not economically viable for the company. In addition, the company found that the accounting records were not current, or accurate, and possibly unauditable. Accordingly, the company offered to sell its minority interest in the Eagle Rider franchise to the majority owner. Since the Eagle Rider Franchise was a closely held private concern, had no accounting staff, had not kept their records current, and had not applied GAAP to the sparse records that were available, the company concluded that the most accurate, and readable presentation would be to record the investment at the lower of cost or market as an investment. The majority owner and the company had agreed to terms to sell the investment. The company recorded the fair-market-value of its investment on its financial statements at December 31, 2004. The value was determined from the offer and acceptance for sale.

     6. We have read and reviewed your response to comment 13. Please address the following points in your response:

          - Tell us if RoboServer Systems Corporation is a public company


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          - Tell us where the restricted common stock is recorded in your balance sheet.
          - You disclose that the purchase price of RoboServer was determined arbitrarily but in your response you state that the purchase price was determined by the value of consideration given in the original transaction. Please clarify and cite the specific accounting guidance relied upon on determining the value recorded.
          - In your response you indicate that you became a majority shareholder in RoboServer after the transactions but later indicate that you own less than 50% of the voting control of RoboServer. Please tell us what you mean by majority shareholder.
          - Tell us if you have considered the provisions of FIN 46 to determine if RoboServer is a variable interest entity. Tell us how you determined to record your investment in RoboServer in accordance with SF AS 115. Is the investment considered held to maturity, available for sale or trading? Tell us how this was determined.
          - Tell us how you determined that this investment should not be recorded as an equity method investment in accordance with APB 18 as it appears that you exercise significant influence over operating and financial policies. Equity method is usually presumed when you hold 20% to 50% of an investee.
          - Tell us the percentage owned at December 31, 2004.

RESPONSE:

Roboserver is a publicly traded company traded on the "Pink Sheets". At December 31, 2004, the investment in RoboServer is recorded at cost as "Marketable Securities" at a value of $137,500, the consideration given for the stock. The RoboServer stock was trading at about $2.00 per share at December 31, 2004. The company held R-144 restricted stock in RoboServer. To be conservative, the investment was recorded at cost. For trading purposes, the company was considered a "majority shareholder". The stock was relatively thinly traded, and the company's stock was restricted. At December 31, 2004, the company held about 47% of the common stock of RoboServer. The Company had the ability and intention to sell part of its holdings in RoboServer within a year of December 31, 2004. Therefore, the company recorded its investment as a Marketable Security Held to maturity. During the first quarter of 2005, the company took a more active role in the day to day operations of the company, and accordingly began to account for the company on the consolidated method. The company continues to control the operations of RoboServer, and continues to account for it on the consolidated method.

     7. We have reviewed your response to comment 14. Please tell us what the company acquired during the first quarter of 2005 that allowed the company to consolidate RoboServer that the company did not own during 2004. Also, address all of the points to the above comment.

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RESPONSE:

During 2004, the company intended on having RoboServer's management operate as a separate unaffiliated entity. The company planned on selling its holdings in RoboServer following the 1 year restriction period. It had the ability and intention to sell the stock, and accordingly recorded its holdings as an investment at cost. During the first quarter of 2005, the company began to control the day-to-day operations of Roboserver. During 2004, the company did not control the day-to-day operations, and did not intend to do so. Therefore, during the first quarter 2005, it was determined that RoboServer should be treated as a subsidiary of AMRE and accounted for on the consolidated method.

Item 8A. Controls and Procedures

     8. Tell us how your principal executive officer and principal financial officer concluded that the disclosure controls and procedures were effective as of December 31, 2004 when it appears that you have multiple errors included in your financial statement which will result in restatement.

RESPONSE:

Management is of the opinion that while a couple of restatements are required for the period ended December 31, 2004, the company still maintains effective controls over its financial statements. These restatements are viewed as "one-time" errors and are not reflective of the controls in place. These one-time errors in the accounting treatment and disclosures were due primarily to previous interpretations of accounting rules and circumstances which had subsequently changed.

Thank you for you help in this matter. If you have any questions regarding the above, please contact me at (702)214-4248.

Sincerely,

/s/ Delmar Janovec
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Delmar Janovec, President